SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Exousia Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30211M 10 3

(CUSIP Number)

PTV Investments, LLC
Attention: Allen B. Mann
16610 Dallas Parkway, Suite 2500, Dallas, Texas 75248
972-267-2099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2009

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 30211M 10 3	13D

1	names of reporting persons PTV Investments, LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 5,564,286
	9	sole dispositive power 0
	10	shared dispositive power 5,564,286
11	aggregate amount beneficially owned by each reporting person 5,564,286
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.4%*
14	type of reporting person OO

*	Based on 60,623,270 shares of Common Stock of Exousia Advanced Materials, Inc. outstanding as of July 28, 2009.

CUSIP: 30211M 10 3	13D

1	names of reporting persons Allen B. Mann
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 5,564,286
	9	sole dispositive power 0
	10	shared dispositive power 5,564,286
11	aggregate amount beneficially owned by each reporting person 5,564,286
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.4%*
14	type of reporting person IN

*	Based on 60,623,270 shares of Common Stock of Exousia Advanced Materials, Inc. outstanding as of July 28, 2009.

CUSIP: 30211M 10 3	13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock (the “Common Stock”), of Exousia Advanced Materials, Inc., (the “Issuer” or “Company”), with its principal offices at 1200 Soldier’s Field Drive, Suite 200, Sugar Land, Texas 77479.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)

The persons filing this statement are Allen B. Mann (“Mann”) and PTV Investments, LLC, a Nevada limited liability company (“PTV,” and together with Mann, the “Reporting Persons”). PTV’s principal business is the investment in various entities.

Mr. Mann is the President, Secretary and Manager of PTV.  Mr. Mann is a United States citizen. Mr. Mann is a self-employed investor, and his address is provided below.

The address of the principal business office of each of the Reporting Persons is 16610 Dallas Parkway, Suite 2500, Dallas, Texas 75248.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 29, 2009, PTV entered into a Bridge Loan Agreement (the “Bridge Loan Agreement”) with the Company, one of its wholly owned subsidiaries and another investor, Fairbanks Investments, LLC, a Nevada limited liability company (“Fairbanks”), in order to provide financing (the “Initial Financing”) to the Company in the amount of $250,000.  As partial consideration for the Initial Financing, the Company issued to PTV a Warrant Certificate (the “Warrant”) for the purchase of up to 2,850,000 shares of Common Stock at $0.25 per share, subject to adjustment as provided in the Warrant. The Warrant has a five year exercise period. Simultaneously with the Bridge Loan Agreement and the Warrant, the Company, PTV and Fairbanks entered into a Registration Rights Agreement (the “Registration Rights Agreement”) whereby, in consideration of the Initial Financing, under certain conditions the Company may file a registration statement under the Securities Act of 1933 relating to the offer and sale of the shares of Common Stock issued pursuant to the exercise of the Warrant.

Subsequently, on July 28, 2009, PTV entered into a Loan Agreement (the “Loan Agreement”) with the Company and Fairbanks pursuant to which it loaned to the Company $950,000 (the “Second Financing”, and together with the Initial Financing, the “Financing”). As partial consideration for the Second Financing, the Company issued to PTV a 12% Secured Convertible Drawdown Note (the “Note”). The Note provides for drawdowns of principal from time to time prior to July 31, 2011 (the “Maturity Date”). Interest accrues on the Note at 12% per annum. All or any portion of the outstanding principal of a drawdown is convertible at the option of PTV into shares of Common Stock at a conversion price of $0.35 per share, subject to adjustment as provided in the Note. Therefore, based on the initial drawdown of $950,000, PTV can currently convert the Note for up to 2,714,285 shares of Common Stock.

The Note also provides that in the event any of the principal amount of the Note is re-paid prior to the Maturity Date (the “Re-Paid Principal”), then the Company is deemed to have issued to PTV warrants to purchase shares of Common Stock at a price equal to the amount of Re-Paid Principal divided by the conversion price of $0.35 per share. PTV may exercise the warrants from time-to-time prior to the Maturity Date, at which time such warrants shall expire.

CUSIP: 30211M 10 3	13D

Simultaneously with the Loan Agreement and the Note, the Company, PTV and Fairbanks amended and restated the Registration Rights Agreement, effective July 28, 2009, in order to include the shares of Common Stock issuable upon conversion of the Note.

In addition, PTV, the Company and the holders of a majority of the issued and outstanding voting securities of the Company entered into a Voting Agreement on July 28, 2009, attached hereto as Exhibit 10.1 (the “Voting Agreement”). The Voting Agreement provides that the Company’s Board of Directors will immediately increase the number of directors from four to five and will elect a designee of PTV (who is initially Michael Bean) to serve as a director of the Company and fill such vacancy caused by the increase. As long as any of the principal of the Note remains outstanding or PTV has the right to fund any amount under the Loan Agreement, the Board of Directors will nominate the PTV nominee to serve as a director of the Company. Furthermore, the stockholders executing the Voting Agreement thereby agree to vote their shares to ensure that PTV’s nominee is elected as a director. As long as any of the principal of the Note remains outstanding or PTV has the right to fund any amount under the Loan Agreement, PTV also has the right to notify the Company and its stockholders if it desires to remove its nominee, and the Company agrees to call a special meeting for the purpose of removing such nominee. The stockholders executing the Voting Agreement also agree to vote their shares at such special meeting for the removal of the nominee and for the appointment of any replacement director nominated by PTV. At such time as the Note has been paid in full and PTV has no right to fund additional amounts pursuant to the Loan Agreement, then the Board of Directors can provide notice to PTV’s nominee, and (i) such nominee shall be deemed to have immediately resigned as a director and (ii) the Board of Directors shall decrease the number of directors from five to four.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the voting shares for investment purposes, in connection with the Financing.  PTV plans in the near future to transfer 150,000 shares of Common Stock under the Warrant to Fairbanks in consideration of Fairbanks providing additional financing to the Company.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP: 30211M 10 3	13D

The Reporting Persons will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions, and other further developments, and will continue to participate in meetings or hold discussions with the Issuer’s management, other stockholders, and other persons, regarding the operations, assets, capital structure, or ownership of the Issuer.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) above.  The Reporting Persons may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Persons will take any such actions.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Persons believe could enhance stockholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, PTV beneficially owns 5,564,286 shares of Common Stock, representing approximately 8.4% of the Issuer’s outstanding shares of Common Stock. PTV’s sole Manager and officer is Mann, and therefore Mann may be deemed to beneficially own, in the aggregate, 5,564,286 shares of Common Stock, representing approximately 8.4% of the Issuer’s outstanding shares of Common Stock.  The percentage of the Issuer’s outstanding shares of Common Stock is based on 60,623,270 shares of Common Stock of Exousia Advanced Materials, Inc. outstanding as of July 28, 2009.

(b)  Each of the Reporting Persons has shared voting and dispositive power over the shares described in (a) above.

(c)  See Item 3 above.

(d) Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1	Voting Agreement between Exousia Advanced Materials, Inc., certain of its stockholders, and PTV Investments, LLC, dated July 28, 2009.

CUSIP: 30211M 10 3	13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2009

PTV INVESTMENTS, LLC

By:	/s/ Allen B. Mann
Allen B. Mann, President

/s/ Allen B. Mann
Allen B. Mann, in his individual capacity